UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: For the month of April 2019

Commission File Number:  000-55992

Tidal Royalty Corp.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

810-789 West Pender Street

Vancouver, British Columbia, Canada, V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F xo Form 40-F o

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes o No x

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes o No x

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes o No x

The following exhibits are included in this Form 6-K:

99.1Financial statements for the three and six month periods ended January 31, 2019 and 2018

99.2Managements’ Discussion and Analysis for the three and six month periods ended January 31, 2019 and 2018

99.3Certification of Chief Executive Officer

99.4Certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Theo van der Linde
Theo van der Linde
Chief Financial Officer
Date: April 1, 2019